Mail Stop 3561

      August 12, 2005

Robert P. Farrell
Chief Executive Officer
Sagamore Holdings, Inc.
33 Wood Avenue South, Suite 600
Iselin, New Jersey  08830

	RE:  	Sagamore Holdings, Inc.
      Amendment No. 4 to Form SB-2
      Filed August 9, 2005
      File No. 333-122822

Dear Mr. Farrell:

      We have reviewed your amended Form SB-2 and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise throughout to ensure that you consistently present the date your Comerica credit facility matures. We note that in management`s discussion and analysis, you state both August 2005 and
September 1, 2005 as maturity dates.

Prospectus Summary, page 1
2. Please include a recent developments section that describes available financial information, such as total revenues and net income (loss), for your most recently-completed fiscal quarter. If appropriate, you may state that this information is preliminary and subject to the completion of the accounting and financial reporting processes necessary to finalize your financial statements for the period. Also, to the extent you have not done so, briefly note your material developments that occurred during the most recently-completed quarter.
Where You Can Find More Information, page 45
3. Please revise to include the current address of our public reference room in Washington, D.C. at 100 F. Street, N.E.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (305-358-7095)
      Clayton Parker, Esq./Kirkpatrick & Lockhart Nicholson Graham
LLP
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Mr. Farrell
Sagamore Holdings, Inc.
August 12, 2005
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